Exhibit 21

SUBSIDIARIES OF CHAMPIONS ONCOLOGY, INC.

Name	Incorporated in
Champions Biotechnology U.K., Limited	United Kingdom
Champions Oncology (Israel) Ltd.	Israel
Champions Oncology Singapore Pte Ltd.	Singapore